

August 20, 2014

<u>Via E-mail</u>
Mr. Charles A. Jeannes
President and Chief Executive Officer
Goldcorp, Inc.
Suite 3400 -666 Burrard Street
Vancouver, British Columbia
V6C 2X8

  Re: Goldcorp, Inc.
     Form 40-F for the Year Ended December 31, 2013
     Filed March 31, 2014
     File No. 001-12970

Dear Mr. Jeannes:

  We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

        Sincerely,

        /s/Tia L. Jenkins

        Tia L. Jenkins
        Senior Assistant Chief Accountant
        Office of Beverages, Apparel, and
        Mining